Exhibit 99.1

VisionChina Media Inc. Announces Second Quarter 2014 Results

Company achieves 2Q14 non-GAAP net income of US$2.5 million

BEIJING, Aug. 19, 2014 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

Total revenues increased by 14.2% year-over-year to $30.5 million.

Gross margin increased to 26.8%, compared to 16.8% in the year-ago period.

Operating profit increased to $2.0 million, compared to operating loss of $5.2 million in the year-ago period.

Net income attributable to VisionChina Media shareholders (“GAAP net income”) in the second quarter of 2014 was $2.4 million.

Non-GAAP net income attributable to VisionChina Media shareholders[1] was $2.5 million, compared to non-GAAP net loss of $5.1 million in the year-ago period.

Basic and diluted net income per American depositary share (“ADS”) attributable to VisionChina Media shareholders in the second quarter of 2014 was $0.48 and 0.42 respectively (one ADS represents 20 ordinary shares).

The Company had cash and cash equivalents of $31.8 million as of June 30, 2014. Net cash used in operating activities was $6.0 million in the second quarter of 2014.

As of June 30, 2014, the Company’s network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 111,203 digital displays on mass transit systems.

Total broadcasting hours in the Company’s network in the second quarter of 2014 were 38,039 hours.

Average advertising revenue per broadcasting hour in the Company’s network increased to $734 in the second quarter, compared to $665 in the year-ago period.

The Company sold an average of 8.65 advertising minutes per broadcasting hour in its network, compared to 7.13 advertising minutes in the year-ago period.

“I’m very pleased with the momentum we’ve built since the fourth quarter of last year and throughout the first half of this year,” said Mr. Limin Li, VisionChina Media’s chairman and chief executive officer. “Our core advertising business produced a notable year-over-year profit and both our gross and operating margin expansion indicate strong operating leverage. We also continue to move forward with respect to key initiatives, including building the largest Wi-Fi network in China’s mass transit system, with a goal of making it the primary mobile Internet point in China’s urban outdoor space. I’m encouraged by this effort and our results to date, and am looking forward to finishing the second half of the year on a strong note.”

Stanley Wang, VisionChina Media’s chief financial officer, added, “Cost-control was one of our key areas of focus in the second quarter and contributed greatly to our bottom-line results. I’m excited about the direction in which we’re heading, particularly as it comes on the back of a traditionally slower first quarter. In the second half of the year, we will place a keen focus on increasing the Company’s operational efficiency by adjusting our cost structure, especially in the subway advertising market.”

Second Quarter 2014 Results

VisionChina Media’s total revenues were $30.5 million in the second quarter of 2014, representing an increase of 14.2% from $26.7 million in the second quarter of 2013 and an increase of 38.3% from $22.0 million in the first quarter of 2014.

Total broadcasting hours in the second quarter of 2014 were 38,039 hours, compared to 39,495 hours in the second quarter of 2013 and 37,620 hours in the first quarter of 2014.

Average advertising revenue per broadcasting hour was $734 in the second quarter of 2014, compared to $665 in the second quarter of 2013 and $543 in the first quarter of 2014.

In the second quarter of 2014, the Company sold a total of 329,021 advertising minutes across its network, compared to 271,118 advertising minutes in the second quarter of 2013 and 264,476 advertising minutes in the first quarter of 2014.

The Company sold an average of 8.65 advertising minutes per broadcasting hour in the second quarter of 2014, compared to 7.13 advertising minutes per broadcasting hour in the second quarter of 2013 and 7.03 advertising minutes per broadcasting hour in the first quarter of 2014.

During the second quarter of 2014, 336 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 416 advertisers in the second quarter of 2013 and 314 advertisers in the first quarter of 2014.

Media cost, the most significant component of advertising service cost, was $18.0 million in the second quarter of 2014, representing 81.3% of total advertising service cost, compared to $17.9 million, or 80.7% of total advertising service cost, in the second quarter of 2013, and $18.5 million, or 83.7% of total advertising service cost, in the first quarter of 2014.

Gross profit in the second quarter of 2014 was $8.2 million, compared to gross profit of $4.5 million in the second quarter of 2013 and gross loss of $0.2 million in the first quarter of 2014.

Advertising service gross margin was 26.9% in the second quarter of 2014, compared to gross margin of 16.8% in the second quarter of 2013 and gross margin of negative 0.9% in the first quarter of 2014.

Selling and marketing expenses were $3.7 million in the second quarter of 2014, representing a decrease of 50.3% from $7.5 million in the second quarter of 2013 and a decrease of 33.0% from $5.6 million in the first quarter of 2014. Selling and marketing expenses accounted for 12.3% of the Company’s advertising service revenue in the second quarter of 2014, compared to 28.3% in the second quarter of 2013 and 25.6% in the first quarter of 2014.

General and administrative expenses were $3.2 million in the second quarter of 2014, representing an increase of 52.4% from $2.1 million in the second quarter of 2013 and an increase of 44.5% from $2.2 million in the first quarter of 2014, primarily attributable to increase in professional fee incurred for litigation settlement and provision for doubtful debt.

Operating profit was $2.0 million in the second quarter of 2014, compared to operating loss of $5.2 million in the second quarter of 2013 and operating loss of $7.1 million in the first quarter of 2014.

Share of loss from equity method investments amounted to $0.05 million in the second quarter of 2014, compared to share of profits of $0.3 million in the second quarter of 2013 and share of profits of $0.2 million in the first quarter of 2014.

The Company recorded net interest expense of $1.0 million in the second quarter of 2014, compared to net interest expense of $0.4 million in the second quarter of 2013 and net interest expense of $0.3 million in the first quarter of 2014. Increase in interest expenses was mainly attributable to payment of interest for convertible notes.

The Company recorded a one-time income of $1.5 million as a result of settlement of litigation with selling shareholders of Digital Media Group.

The Company recorded income tax expense of $0.05 million in the second quarter of 2014, compared to income tax expenses of $0.07 million in the second quarter of 2013 and income tax expense of $0.03 million in the first quarter of 2014.

Net income attributable to VisionChina Media shareholders (GAAP) was $2.4 million in the second quarter of 2014, compared to net loss attributable to VisionChina Media shareholders of $5.8 million in the second quarter of 2013 and net loss attributable to VisionChina Media shareholders of $7.5 million in the first quarter of 2014.

Basic and diluted net income per ADS (GAAP) was $0.48 and $0.42 respectively in the second quarter of 2014.

The Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and contingent loss in connection with litigation, was $2.5 million in the second quarter of 2014, compared to non-GAAP net loss of $5.1 million in the second quarter of 2013 and non-GAAP net loss of $7.2 million in the first quarter of 2014.

As of June 30, 2014, the Company had 111,203 digital television displays in its network, compared to 111,063 as of June 30, 2013 and 109,484 as of March 31, 2014.

As of June 30, 2014, the Company had 578 employees, compared to 700 employees as of June 30, 2013 and 617 employees as of March 31, 2014.

As of June 30, 2014, the Company had cash and cash equivalents of $31.8 million, compared to $37.1 million as of March 31, 2014. The Company’s net cash used in operating activities was $6.0 million in the second quarter of 2014, compared to net cash used in operating activities of $2.7 million in the first quarter of 2014.

Depreciation and amortization was $0.9 million and capital expenditures were $0.2 million in the second quarter of 2014.

Recent Developments

Renewal of Exclusive Contract in the City of Shenyang

The Company renewed its exclusive contract to continue operations of the Company’s mobile digital television advertising network in Shenyang, the capital city of China’s Liaoning Province.

The new contract is effective from July 1, 2014 to June 30, 2017 and provides that the Company will continue to operate the digital mobile television advertising on buses in the city of Shenyang as an exclusive operator for international and national advertising placement, which accounts for more than 95% of total advertising revenue in the Shenyang market. The rearrangement will result in a reduction in the company’s media costs in Shenyang associated with the agreement of approximately 35.0% year-over-year, with no decrease in anticipated revenue.

Business Outlook

The Company estimates its advertising service revenue for the third quarter of 2014 will be between $30.0 million and $31.5 million, representing year-over-year growth of 6.5% to 11.8%.

These estimates are based on an exchange rate of RMB 6.1614 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has been secured by exclusive agency agreements or joint venture contracts. If the number of cities in the Company’s network expands or contracts, or if there is any development that affects management’s assessment of the expected settlement arrangement, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 19, 2014 (8:00 a.m. Beijing/Hong Kong Time on August 20, 2014).

Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-2475-0994
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until August 27, 2014.
U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 79120195

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of June 30, 2014, VisionChina Media’s advertising network included 111,203 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:
Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com

[1]         Non-GAAP net income attributable to VisionChina Media shareholders is a non-GAAP financial measure, which is defined as net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and contingent loss in connection with a litigation.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	June 30, 2014	March 31, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	31,845	37,144	38,949
Restricted cash	—	12,850	12,856
Accounts receivable, net	48,524	38,081	39,065
Amounts due from related parties	2,058	2,282	2,329
Prepaid expenses and other current assets	14,837	20,494	19,087
Total current assets	97,264	110,851	112,286
Non-current Assets:
Fixed assets, net	6,726	7,201	7,884
Intangible assets	386	400	418
Investments under equity method	7,725	7,766	7,622
Other investments	3,118	3,114	3,140
Long-term prepayments and deposits	18,652	18,657	18,820
Restricted cash	812	811	818
Deferred tax assets	69	116	153
Total non-current assets	37,488	38,065	38,855
TOTAL ASSETS	134,752	148,916	151,141

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	18,683	26,120	26,340
Accounts payable	8,072	6,100	5,745
Amounts due to related parties	1,169	2,098	1,678
Consideration payable	7,713	75,800	75,800
Convertible note - maturity within one year	4,000	—	—
Derivative instrument- embedded conversion option	3,518	—	—
Income tax payable	—	—	51
Accrued expenses and other current liabilities	23,049	23,468	20,017
Total current liabilities	66,204	133,586	129,631
Non-current Liabilities:
Convertible note - maturity over one year	50,586	—	—
Other non-current liabilities	2,159	2,157	2,175
Total non-current liabilities	52,745	2,157	2,175
Total liabilities	118,949	135,743	131,806

Equity:
Common shares	10	10	10
Additional paid-in capital	343,864	343,814	343,512
Accumulated deficit	(369,041)	(371,562)	(364,105)
Accumulated other comprehensive income	39,370	39,287	39,908
Total VisionChina Media Inc. shareholders’ equity	14,203	11,549	19,325
Noncontrolling interest	1,600	1,624	10
Total equity	15,803	13,173	19,335
TOTAL LIABILITIES AND EQUITY	134,752	148,916	151,141

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30, 2014	March 31, 2014	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	30,351	21,991	26,627
Other revenue	118	44	49
Total revenues	30,469	22,035	26,676
Cost of revenues:
Advertising service cost	(22,187)	(22,040)	(22,154)
Other cost	(111)	(146)	(6)
Total cost of revenues	(22,298)	(22,186)	(22,160)
Gross profit/(loss)	8,171	(151)	4,516
Operating expenses:
Selling and marketing expenses	(3,745)	(5,591)	(7,536)
General and administrative expenses	(3,217)	(2,226)	(2,111)
Contingent loss in connection with a litigation	—	—	(612)
Total operating expenses	(6,962)	(7,817)	(10,259)
Share of (loss)/profit from equity method investees	(49)	209	329
Government grant	608	638	161
Dividend income from cost method investments	255	—	44
Operating profit/(loss)	2,023	(7,121)	(5,209)
Interest income	73	107	131
Interest expense	(1,167)	(432)	(529)
Other income	1,515	(5)	(186)
Net loss before income taxes	2,444	(7,451)	(5,793)
Income tax expenses	(47)	(27)	(70)
Net income/(loss)	2,397	(7,478)	(5,863)
Net loss attributable to noncontrolling interest	24	22	22
Net income/(loss) attributable to VisionChina Media Inc. shareholders	2,421	(7,456)	(5,841)

Net income/(loss) per share:
Basic	0.02	(0.07)	(0.06)
Diluted	0.02	(0.07)	(0.06)

Net income/(loss) per ADS (1):
Basic	0.48	(1.41)	(1.15)
Diluted	0.42	(1.41)	(1.15)

Weighted average number of shares used in computation of net income/(loss) per share:
Basic	101,572,004	101,563,002	101,366,632
Diluted	154,511,899	101,563,002	101,366,632

Weighted average number of ADS used in computation of net income/(loss) per ADS:
Basic	5,078,600	5,078,150	5,068,332
Diluted	7,725,595	5,078,150	5,068,332

Share-based compensation expenses during the related periods included in:
Cost of revenues	(5)	(30)	(13)
Selling and marketing expenses	(3)	(100)	(93)
General and administrative expenses	(42)	(171)	(72)
Total	(50)	(301)	(178)

Reconciliation from GAAP net income/(loss) attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net income/(loss) attributable to VisionChina Media Inc. shareholders (GAAP)	2,421	(7,456)	(5,841)
Add back share-based compensation expenses	50	301	178
Add back contingent loss in connection with a litigation	—	—	612
Net income/(loss) attributable to VisionChina Media Inc. shareholders (Non-GAAP)	2,471	(7,155)	(5,051)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to common shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.